Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700   Fax: 61-7-3268 5231   Email: ken@sams.com.au

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05/12/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America


03045241

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 05 December 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited


RECEIVED
DEC 31 2003
OFFICE OF INTERNATIONAL CORPORATE
FINANCE – CORPORATION FINANCE

dlw 1/6

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Sam's Seafood Holdings Limited
ABN: 45 098 448 269

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr. Adrian Charles Vos
Date of last notice	19 November 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	2 December 2003
No. of securities held prior to change	516,716
Class	Ordinary Shares
Number acquired	5,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,000
No. of securities held after change	521,716

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

5 December 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

OPENING OF RETAIL FAST FOOD OUTLETS

Sam's Seafood Lifestyles Pty Ltd ("the Company"), a wholly owned subsidiary of Sam's Seafood Holdings Limited, is pleased to announce that the first two retail fast food outlets will be opened for business in the middle of December 2003. One shop will be located at Hastings Street, Noosa Heads and the other at Westfield Garden City Shopping Town, Brisbane.

The Company is currently in the process of finalising the first three prospective franchisees' applications, to its fast food concept as part of its strategic plan to expand its revenue sources.

The initial upfront franchise fees per store is based on a formula of $18,000 per annum multiplied by the length of the lease term plus shop fit-out costs. (ie, if the lease term of a particular shop is for 10 years, then the upfront franchise fees will be $180,000 plus fit-out costs). Each franchisee will also contribute 7% of the revenue to the Company including 5% on royalties and 2% for marketing contribution.

The fast food concept will promote the specially designed healthy cooked seafood products, fresh take home seafood packs, seafood salad and other associated products to cater for high pedestrian traffic locations with demands for fast serving foods.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD


SAM'S
SEAFOOD

FOR IMMEDIATE RELEASE **5 DECEMBER 2003**

New Stores Pave the Way for Future Franchise Expansion

BRISBANE : Sam's Seafood Lifestyles Pty Ltd (a wholly owned subsidiary of Sam's Seafood Holdings Limited) today proudly announced another milestone in the Company's history: the first two stores in the company's proposed national franchise chain.

Earlier this year, the publicly listed Brisbane-based Company released details to the market of its plans to incorporate some 20 franchise stores within an eighteen (18) month period.

"I'm pleased to announce that months of planning and preparation will now be rewarded with the establishment of our first two signature fast food stores. We are delighted with our refined retail offering and are looking forward to an equally positive consumer reaction" remarked Sam's Seafood Chairman, Mr Grahame Denovan.

The two stores, located in Westfield's Garden City Shopping Town at Mt Gravatt in Brisbane and Bay Village, retail complex in the Hastings Street, Noosa Heads are anticipated to commence trading mid-December. The Company, currently being courted by the commercial property community nationally, has already identified the next jewels set for its retail crown which include Felix Apartment adjacent to Waterfront Place in Brisbane CBD and the upcoming Valley Metro development set for Fortitude Valley in the Queensland's capital.

Sam's Seafood's franchise concept will ideally capitalise on the nation's enduring affair with fish and chips as a popular takeaway alterative to existing Americanised menu options. The retail stores offer a unique proposition for franchisees and consumers alike featuring practical, innovative trademarked packaging and a select range of specially chosen food lines to be supplied under agreement by Sam's Seafood.

Since announcing the retail franchise chain several months ago, Sam's Seafood has received applications from a number of potential operators keen to secure their future as franchisees in carefully identified locations.

To date, no significant retail move has been undertaken in Australia to capitalise on the popularity of the humble fish and chips. Sam's Seafood intends to capture this sector by introducing a consistent quality model, which delivers a routinely consistent product to the captive consumer market. In addition to fish and chips, Sam's Seafood will also cater for the more discerning taste incorporating such delights as barramundi spring rolls, prawn cutlets, tempura sea scallops, the

ever-popular calamari into its menu choices. Convenient fresh seafood take home packs will also be a feature of the franchise operations.

Touch screens and visual product profiling will feature heavily in the stores, enabling the consumer to choose from a pictorial menu selection including detailed nutritional summary information on each particular item.

"This is a defining moment in the history of Sam's Seafood" commented Mr Denovan. "We are expanding our retail presence significantly while celebrating the value of our brand with this important franchise venture further reinforcing our market leadership throughout the business".

Extensive market research and preliminary testing indicate that the stores will be very well received by the Australian consumer within the target sector – heavy pedestrian traffic localities, predominantly situated in metropolitan centres. A recent BIS Shrapnel report supports the company's franchise structure and marketing strategy.

While the company is seeking to implement a national chain over time, they plan to confine their immediate efforts within Queensland prior to inevitable southern state expansion.

FOR MORE INFORMATION:

Anna Whybird **0400 611 155**
Grahame Denovan Sam's Seafood **0418 212 474**